Exhibit 99.1

SOLAI Launches Solode Neo: Pre-Configured with OpenClaw, Built for Always-On AI Agents

AKRON, Ohio, April 21, 2026 /PRNewswire/ — SOLAI Limited (NYSE: SLAI) (previously traded under “BTCM”) (“SOLAI” or the “Company”), a technology-driven personal AI and digital infrastructure provider, today announced the launch of Solode Neo, a personal AI device designed to run and host autonomous AI agents at home or in the office. This launch marks a key milestone in executing the Company’s multi-layer personal AI infrastructure blueprint.

Solode Neo sits at the center of SOLAI’s personal AI infrastructure strategy. Packaged in a sleek, compact design that blends seamlessly into any home, office or living space, the device only requires a power outlet and a Wi-Fi connection to start working.

Solode Neo by SOLAI Limited (NYSE: SLAI) — a personal AI node that brings self-hosted, privacy-first AI agents to the home.

Engineered to bridge the gap between complex open-source technologies and everyday usability, Solode Neo makes self-hosted AI agents more accessible to AI enthusiasts and early adopters, with core strengths in accessibility, computing performance, and privacy:

•	Plug-and-play setup: Solode Neo is powered by a dedicated NPU optimized for lightweight agentic workloads. It comes pre-configured with OpenClaw and a curated selection of Large Language Models (LLMs) - ready to use out of the box with no coding or technical setup required. Over-the-air (OTA) updates deliver the latest framework improvements and model additions automatically, with no additional setup or cost.
•	On-device AI performance for always-on agent tasks: Solode Neo is designed for continuous 24/7 agentic workloads. It supports a broad range of open-source LLMs and mainstream AI frameworks with no API-based rate limits or external usage caps. It lets users get things done—like replying to emails, organizing files, compiling research reports, or automating routine tasks—just by sending a simple message to Telegram or other compatible instant messaging apps.
•	Private, local AI with user-controlled data: All inference, voice processing, and data handling run locally by default, with no data sent externally unless explicitly enabled by users.

Solode Neo is priced at US$399. Those who join the waitlist now will gain exclusive early access pricing when pre-orders open to the U.S. market in the weeks to come, along with an early bird price of US$369. Visit solode.com to secure a place and explore full product specifications and technical details.

SOLAI believes that, just as the PC brought the power of computing to every desk, personal AI nodes like Solode have the potential to bring the power of autonomous AI in every home. Previously, running open-source agentic frameworks like OpenClaw has required deep technical expertise and complex setups. Solode Neo tears down these barriers, giving AI enthusiasts a genuine plug-and-play experience to harness always-on AI agents right out of the box. Individuals should be empowered to deploy their own AI digital workers on their own hardware — helping users keep their data private and reduce reliance on third-party platforms or cloud subscriptions.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause SOLAI’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com